Exhibit 99.(c)(7)

N O V E M B E R 9 , 2 0 0 6 N E T R A T I N G S – V A L U A T I O N C O N S I D E R A T I O N S S T R I C T L Y P R I V A T E A N D C O N F I D E N T I A L

Summary approach to VNU valuation of NetRatings VNU and JPMorgan have and continue to consider several valuation methodologies and metrics in concluding that VNU’s $16.00 per share offer is fair The premium relative to the closing price on October 6th and recent trading levels However, a substantial portion of NetRatings’ equity value is attributable to its cash (~$4.90 per share); consequently, VNU focused on the substantial premium on an enterprise value basis Valuation multiples relative to comparable public companies’ trading multiples Primary focus on firm value/EBITDA multiples but also reviewed firm value/revenue Reviewed both Internet advertising service firms and information service providers Considered implied multiples including and excluding the net proceeds of settled patent enforcement suits which are not recurring in nature, and certainly not core revenue/EBITDA streams Discounted cash flow analysis using a 4%-6% perpetuity growth rate and a 10%-13% WACC Separately valued NOLs and net proceeds of litigation Equity analyst comments and price targets, which before the announcement ranged from $16.00 to $16.50 per share (based on DCF analysis) and which, at least to some degree, assumed a possible buy-in by VNU VNU and JPMorgan used the June 2006 management plan, available equity research, historical results of the company and our knowledge of the business when formulating the offer Initial conclusions have been verified using current updated equity research based on Q3 revised guidance 1 N E T R A T I N G S – V A L U A T I O N   C O N S I D E R A T I O N S

Premium analysis NTRT one-year stock price performance ($ per share) VNU offer = $16.00 VNU would not be expected to pay a premium on NetRatings’ cash position Primary focus 2 N E T R A T I N G S – V A L U A T I O N   C O N S I D E R A T I O N S $11 $12 $13 $14 $15 $16 $17 $18 $19 11/05/05 2/04/06 5/07/06 8/07/06 11/07/06 Actual Premium 1 day prior 9.8% 52 - week high 4.1 3 - month average 15.3 6 - month average 16.4 1 - year average 18.2 Enterprise value basis Premium 1 day prior 15.4% 52 - week high 6.3 3 - month average 24.7 6 - month average 26. 7 1 - year average 29. 9

Projections underlying analytical framework assume significant growth and margin expansion Unadjusted for patent litigation Old Street ($ millions) Old Management ($ millions) New Street ($ millions) 3 N E T R A T I N G S – V A L U A T I O N   C O N S I D E R A T I O N S $81 $88 $98 $109 $120 9.7% 10.9% 10.8% 10.6% 18.5% 2006E 2007E 2008E 2009E 2010E Revenue % growth $77 $88 $116 $134 $101 12.5% 15.2% 14.9% 15.0% 15.0% 2006E 2007E 2008E 2009E 2010E Revenue % growth $8 $11 $16 $22 $27 9.5% 12.9% 16.5% 20.0% 22.5% 2006E 2007E 2008E 2009E 2010E EBITDA % margin $32 $26 $20 $14 $10 25.8% 23.5% 20.2% 16.1% 12.4% 2006E 2007E 2008E 2009E 2010E EBITDA % margin $81 $89 $100 $111 $122 18.9% 10.2% 12.0% 10.8% 10.3% 2006E 2007E 2008E 2009E 2010E Revenue % growth

NETRATINGS — VALUATION CONSIDERATIONS

Patent settlements overview to date

$ millions	2005	Q1-Q2 2006	Q3-Q4 2006	2007	2008	2009	2010	2011
Settlements included in June 2006 management plan								
Visual Sciences	$0.10	$0.40	$0.00					
Omniture		$1.50	$1.50	$2.00				
Unica/Sane Solutions		$0.75	$0.00	$0.00				
SageMetrics		$0.01	$0.01	$0.03				
Subtotal	**$0.10**	**$2.66**	**$1.51**	**$2.03**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Settlements post-management plan but announced prior to offer								
Coremetrics		$0.00	$0.50	$1.00	$0.50	$0.50	$0.50	$0.50
Omniture		$0.00	$2.00					
Subtotal	**$0.00**	**$0.00**	**$2.50**	**$1.00**	**$0.50**	**$0.50**	**$0.50**	**$0.50**
Total settlements	$0.10	$2.66	$4.01	$3.03	$0.50	$0.50	$0.50	$0.50
NTRT share, net of lawyers success fee—Management case[1]	**$0.08**	**$2.13**	**$1.21**	**$1.62**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
NTRT share, net of lawyers success fee—Street case (illustrative)[1]	**$0.08**	**$2.13**	**$3.21**	**$2.42**	**$0.40**	**$0.40**	**$0.40**	**$0.40**
NTRT share of incremental legal expenses (hourly)	**(0.28)**	**(0.71)**	**(0.08)**					
Net adjustment to Management case	($0.20)	$1.42	$1.14	$1.62	$0.00	$0.00	$0.00	$0.00
Net adjustment to Street case	($0.20)	$1.42	$3.14	$2.42	$0.40	$0.40	$0.40	$0.40

[1] Assumes 20% of any proceeds represent lawyers' success fee

While VNU had knowledge of the seven pending patent litigations at the time of the offer, no attempt has been made to specifically quantify their outcome in this presentation

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The VNU offer price of $16.00 per share implies very attractive valuation multiples Note: Net debt excludes amounts due to/from related partners or due to JVs 1 Includes estimation of vested RSUs as of 12/31/06 Multiples implied by $16.00 per share ($ millions, except per share data) Trading multiples benchmarking as of 10/06/2006 Trading multiples benchmarking as of 11/07/2006 5 N E T R A T I N G S – V A L U A T I O N   C O N S I D E R A T I O N S Unadjusted Old Street case FV/2006E revenue $ 80.6 5. 1 x FV/2007E revenue $8 8.4 4. 7 x FV/2006E EBITDA $ 7.6 5 3.9 x FV/2007E EBITDA $11.4 36.3x Management case FV/2006E revenue $76.5 5. 4 x FV/2007E revenue $88.1 4.7x FV/2006E EBITDA $5.2 79.3 x FV /2007E EBITDA $8.8 46.9 x Adjusted for patent settlements Old Street case FV/2006E revenue $76.0 5.4x FV/2007E revenue $86.0 4.8x FV/2006E EBITDA $3.1 132.6x FV/2007E EBITDA $8.9 45.9x Management case FV/2006E revenue $73.9 5.5 x FV/20 07E revenue $86.5 4.7 x FV/2006E EBITDA $2.6 155.2 x FV/2007E EBITDA $7.2 57.1 x Unadjusted New Street case FV/2006E revenue $80. 9 5.1x FV/2007E revenue $8 9.1 4. 6 x FV/2006E EBITDA $ 10.1 41.0 x FV/2007E EBITDA $1 4.4 28.7 x Adjusted for patent settlements New Street case FV/2006E revenue $ 76.3 5. 4 x FV/2007E revenue $8 6.7 4.7x FV/2006E EBITDA $ 5.5 7 4. 7 x FV/2007E EBITDA $ 12.0 3 4 .3x Firm value (unadjusted) $412 Firm value (adjusted for patent settlements) $410

Trading multiples benchmarking as of 10/06/2006 2006E 2007E FV/sales FV/EBITDA 2006E 2007E Trading multiples benchmarking as of 11/07/2006 2006E 2007E FV/sales FV/EBITDA 2006E 2007E nm nm Internet advertising services NTRT multiples implied by offer Information services 6 N E T R A T I N G S – V A L U A T I O N   C O N S I D E R A T I O N S 1.3x 2.3x 3.1x 3.1x 3.3x 2.6x 1.6x 2.8x 3.9x 4.7x 4.8x 4.7x 4.7x 1.4x 2.6x 3.4x 3.3x 4.3x 3.1x 2.1x 4.5x 4.8x 5.5x 5.4x 5.4x 5.1x Harris Interactive Greenfield Online Dun & Bradstreet Arbitron WebSideStory ValueClick 24/7 Real Media Omniture aQuantive NTRT Mgnt Adj NTRT Old Street Adj NTRT Mgnt NTRT Old Street 9.6x 10.4x 10.3x 12.9x 16.2x 9.8x 14.6x 18.9x 14.6x 57.1x 45.9x 46.9x 36.3x 12.4x 11.5x 11.4x 12.1x 29.2x 12.1x 21.8x 18.3x 155.2x 132.6x 79.3x 53.9x Harris Interactive Greenfield Online Dun & Bradstreet Arbitron WebSideStory ValueClick 24/7 Real Media Omniture aQuantive NTRT Mgnt Adj NTRT Old Street Adj NTRT Mgnt NTRT Old Street 1.1x 2.3x 3.3x 3.5x 3.3x 3.0x 1.6x 4.0x 3.3x 4.7x 4.6x 1.3x 2.6x 3.5x 3.8x 4.3x 3.7x 2.1x 6.3x 4.0x 5.4x 5.1x Harris Interactive Greenfield Online Dun & Bradstreet Arbitron WebSideStory ValueClick 24/7 Real Media Omniture aQuantive NTRT New Street Adj NTRT New Street 9.1x 10.4x 10.7x 15.4x 15.7x 11.9x 13.8x 24.8x 12.6x 34.3x 28.7x 12.8x 11.2x 11.8x 13.8x 28.3x 14.8x 21.0x 15.6x 74.7x 41.0x Harris Interactive Greenfield Online Dun & Bradstreet Arbitron WebSideStory ValueClick 24/7 Real Media Omniture aQuantive NTRT New Street Adj NTRT New Street and significantly higher multiples than for trading comparables

VNU’s offer of $16.00 per share is in excess of NTRT’s discounted cash flow valuation Summary DCF valuation of NetRatings Source: Company information, equity research Key assumptions below are based on the current business plan Valuation date as of December 31, 2006 Terminal FCF growth rate of 4-6% WACC of 10-13% used to value the company NOLs valued separately WACC of 8%-10% used to value NOLs Includes settled patent litigation program, restated from the financials and valued separately WACC of 6% used to value the patent litigation program Key DCF assumptions $16.00 7 N E T R A T I N G S – V A L U A T I O N   C O N S I D E R A T I O N S $9.48 $9.44 $10.30 $14.10 $14.12 $15.71 $7.00 $10.00 $13.00 $16.00 $19.00 Old Street case Management Plan New Street case

Research analyst valuation and commentary prior to VNU's offer

NETRATINGS – VALUATION CONSIDERATIONS

Analyst valuation prior to bid ($ millions)

	Natexis	Stifel
Stock price at time of last report	$12.41	$12.41
12-month price target	$16.50	$16.00
WACC	12.3%	10.5%
Terminal year	2010	2010
Terminal valuation method	3% perpetuity growth	20x 2010 EBITDA
Note: Implied growth rate		8.0%
Sum of discounted cash flows	$68.0	$59.4
PV of terminal value	295.0	332.7
Implied firm value	**$363.0**	**$392.1**
Cash	$205.5	$183.0
NOLs	32.0	26.0
Options proceeds	31.0	26.3
Implied equity value	**$631.5**	**$627.4**
Shares outstanding	38.5	38.5
Implied equity value per share	**$16.40**[1]	**$16.30**

Analyst commentary on Q2'06 results

"NetRatings' 2Q revenue was greater than expected, up 17%, driven by a 17.6% year-over-year increase in clients and $750,000 of patent licensing revenue. ***We have also raised our fair value estimate to $16.50 from $15.00... Backing out the gain NetRatings earned from its patent resolution,*** *the company still grew revenues 12% and beat its top-line and bottom-line forecasts... The company also expects to book another $2 million of revenue in the third quarter, as the settlement with Omniture included an additional payment upon a successful IPO."*

Natexis Bleichroeder Inc.
August 2, 2006

"Additionally, NTRT was aided by both recurring and non-recurring patent settlements... ***Still believe VNU will ultimately buy NTRT: Management confirmed that NTRT has $5-6MM of third-party public-company expenses...*** *that could be eliminated upon going private... Reiterate Buy rating and $16 price target."*

Stifel Nicolaus
August 3, 2006

Takeover speculation and previously announced patent settlements were factored into Wall Street's calculus of NTRT value

[1] Average of 2006 and 2007 present value calculations

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Research analyst commentary on value since VNU’s offer Stephens, Inc. “We expect 3Q06 results to be a non-event for the stock. Upside from license revenue is possible, but we expect NTRT to trade on the proposed consolidation by VNU-not fundamentals Given the disappointing growth of NTRT's core business and the common knowledge that VNU is the only potential buyer of NTRT, we believe negotiations will be about reaching a mutually agreeable "full" valuation-not a "fair" valuation, and more about minority shareholders working towards a full valuation.” 10/31/2006 Stifel Nicolaus “Maintain Buy rating; raising target from $16.00 to $17.50. We believe the company deserves a premium due to its strong competitive position in addition to the option value of its future patent settlements. With an estimated $183MM in cash at the end of this year, a $17.50 offer only costs VNU about $70MM. Our $17.50 target equates to 26x 2007E EBITDA excluding public-company fees, an appropriate privatization level for an industry leader growing EBITDA 10-20% a year, in our opinion.” 10/9/2006 While a higher bid than our $17.50 target is realistic, so too is the possibility that Nielsen/VNU will play hardball as it is perhaps the only realistic buyer. To get higher, one would have to be comfortable with NTRT's terminal multiple being significantly higher than that of Nielsen's or ARB's today – possible given the likelihood of higher growth but not a no-brainer with NTRT's competitors such as comScore and Hitwise. A higher bidder would also have to have confidence that operating expense growth will remain in the low-mid single digits, potentially a risk given rising survey costs for peers such as Arbitron.” 10/17/2006 Natexis Bleichroeder Inc. “Our 12-month fair value estimate for NTRT is $16.50. While the premium to the latest market price is slim, at only 10%, if one backs out NTRT's 170 million of cash ($4.88 per share), the offer is a 15% premium to Friday's (October 6) close of $14.57. We do not anticipate any competing bids but estimate that it is likely that VNU bumps its offer by an estimated $1 to about $17 per share” 10/9/2006 Post VNU offer 9 N E T R A T I N G S – V A L U A T I O N   C O N S I D E R A T I O N S

Concluding remarks

- The offer price of $16.00 per share exceeds the 52-week high and represents a 15% premium to the prior day's closing price and a 30% premium to the 1-year average closing price (on an enterprise value basis)
- The offer implies very high valuation multiples on revenue and EBITDA, and significantly in excess of trading comparables
- The offer is a premium to our discounted cash flow analysis of the available management plan and wall street projections, using aggressive terminal value assumptions
- Many shareholders not likely long-term fundamental shareholders and likely looking to capture expected buy-in premium (e.g., investor question during Q2 call regarding public company costs)

NETRATINGS – VALUATION CONSIDERATIONS

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